February 6, 2020

Yanming Liu
Chief Executive Officer
Venus Acquisition Corporation
340 Madison Avenue, 19th Floor,
New York, New York 10173

       Re: Venus Acquisition Corporation
           Draft Registration Statement on Form S-1
           Submitted January 22, 2020
           CIK No. 0001800392

Dear Mr. Liu:

       We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted January 22, 2020

General

1. We note the disclosure on pages 4, 14 and 75 that Nasdaq rules require that the initial business combination have an aggregate fair market value of at least 80% of the value of the assets held in the trust account. We also note the risk factor on page 29 that Nasdaq may delist your securities from trading on its exchange. Please revise the disclosure throughout the prospectus to clarify, if true, that the 80% test would no longer apply if you are delisted from Nasdaq and add appropriate risk factor disclosure. Yanming Liu
FirstName LastNameYanming Liu
Venus Acquisition Corporation
Comapany NameVenus Acquisition Corporation
February 6, 2020
Page 2
February 6, 2020 Page 2
FirstName LastName
        You may contact William Demarest at 202-551-3432 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction